UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Aspira Women's Health Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
04537Y208
(Cusip Number)
Jack W. Schuler PO Box 531 Lake Bluff IL 60044 (520) 906-2991
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
January 26, 2024**
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.
** This constitutes a late filing due to inadvertent administrative error.

(Continued on following pages)
Page 1 of 7 Pages
Exhibit Index Found on Page 6

13D
CUSIP No. 04537Y208

1	NAMES OF REPORTING PERSONS Jack W. Schuler
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of: (i) 1,912,156 Shares (as defined in Item 1); and (ii) Warrants (as defined in the Preliminary Note) exercisable for an aggregate of 37,388 Shares.  Due to exercise limitations set forth in the Warrants pursuant to the Beneficial Ownership Limitation (as defined in the Preliminary Note), as of the date of this filing the reporting persons do not have the right to exercise any portion of the Warrants.  Accordingly, as of the date of this filing the aggregate Shares and Warrants held by the reporting persons represent beneficial ownership of 15.4% of the class of Shares.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,912,156 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,912,156 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,912,156 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Excludes 37,388 Shares for which Warrants are not currently exercisable due to the Beneficial Ownership Limitation (as defined in the Preliminary Note).

2 The percentages set forth herein are calculated based on 12,449,512 Shares outstanding as of May 10, 2024, as reported by the Issuer in its Form 10-Q filed with the SEC on May 15, 2024.

Page 2 of 7 Pages

13D
CUSIP No. 04537Y208

1	NAMES OF REPORTING PERSONS Jack W. Schuler Living Trust
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of: (i) 1,912,156 Shares (as defined in Item 1); and (ii) Warrants (as defined in the Preliminary Note) exercisable for an aggregate of 37,388 Shares.  Due to exercise limitations set forth in the Warrants pursuant to the Beneficial Ownership Limitation (as defined in the Preliminary Note), as of the date of this filing the reporting persons do not have the right to exercise any portion of the Warrants.  Accordingly, as of the date of this filing the aggregate Shares and Warrants held by the reporting persons represent beneficial ownership of 15.4% of the class of Shares.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,912,156 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,912,156 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,912,156 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Excludes 37,388 Shares for which Warrants are not currently exercisable due to the Beneficial Ownership Limitation (as defined in the Preliminary Note).

2 The percentages set forth herein are calculated based on 12,449,512 Shares outstanding as of May 10, 2024, as reported by the Issuer in its Form 10-Q filed with the SEC on May 15, 2024.

Page 3 of 7 Pages

This Amendment No. 15 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed on May 23, 2013, as amended and supplemented by Amendment No. 1 thereto filed on December 29, 2014, Amendment No. 2 thereto filed on February 11, 2015, Amendment No. 3 thereto filed on March 23, 2015, Amendment No. 4 thereto filed on April 28, 2015, Amendment No. 5 thereto filed on July 21, 2015, Amendment No. 6 thereto filed on February 2, 2017, Amendment No. 7 thereto filed on September 5, 2017, Amendment No. 8 thereto filed April 19, 2018, Amendment No. 9 thereto filed on June 25, 2018, Amendment No. 10 thereto filed on July 2, 2019, Amendment No. 11 thereto filed on June 12, 2020, Amendment No. 12 thereto filed on July 6, 2020, Amendment No. 13 thereto filed on August 29, 2022 and Amendment No. 14 thereto filed on July 26, 2023 (as so amended and supplemented, the “Prior Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”).  Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Preliminary Note

Capitalized terms used in this Preliminary Note without definition have the meanings ascribed to them elsewhere in this Schedule 13D.

As of the date hereof, the Trust holds (i) 1,912,156 Shares; (ii) 8,888 Common Stock Warrants (the “2022 Warrants”) issued on August 25, 2022 and expiring on January 26, 2029, each of which is exercisable (subject to the Beneficial Ownership Limitation) pursuant to the terms thereof to purchase one Share; and (iii) 28,500 Common Stock Purchase Warrants (the “January 2024 Warrants” and together with the 2022 Warrants, the “Warrants”), issued on January 26, 2024 and expiring on July 26, 2029, each of which is exercisable pursuant to the terms thereof to purchase one Share.

 The terms of the Warrants provide that Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 4.99% (or, at the election of the holder and after 61 days’ advance notice to the Issuer, 9.99%) of the Shares then issued and outstanding (the “Beneficial Ownership Limitation”).  As of the date hereof, the Beneficial Ownership Limitation (which, as applied to the Reporting Persons, is 4.99% as of the date of the filing of this Amendment) does not permit the Trust to exercise any portion of the Warrants.  In providing the beneficial ownership information set forth herein, the Reporting Persons have assumed that the aggregate 37,388 Warrants held by the Trust are not exercisable due to the Beneficial Ownership Limitation.

Item 2. Identity and Background

This Amendment hereby amends and restates Item 2(b) of the Prior Schedule 13D in its entirety as follows:

    “The address of the principal business office of each of the Reporting Persons is PO Box 531, Lake Bluff, IL 60044.”

Item 3. Source and Amount of Funds or Other Consideration

This Amendment hereby amends and supplements Item 3 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Item 5 below is incorporated by reference in this Item 3.

All purchases of Issuer securities by the Trust have been funded from its available investment capital.”

Item 4. Purpose of Transaction

This Amendment hereby amends and supplements Item 4 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 5 and 6 below is hereby incorporated by reference in this Item 4.

On January 26, 2024, the Trust purchased from the Issuer 28,500 Shares and January 2024 Warrants to purchase 28,500 Shares, in each case pursuant to the January 2024 Purchase Agreement (as defined and further described in Item 6 below).”

Item 5. Interest in Securities of the Issuer

This Amendment hereby amends and restates Item 5 of the Prior Schedule 13D in its entirety as follows:

“Mr. Schuler

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for Mr. Schuler is incorporated herein by reference.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 12,449,512 Shares outstanding as of May 10, 2024, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2024.

(c)	None.

(d)
The Trust has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it and the Shares that it has the right to acquire upon the exercise of Warrants.  Mr. Schuler is the sole trustee of the Trust.

(e)	Not applicable.

The Trust

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Trust is incorporated herein by reference.
(c)
On January 26, 2024, the Trust purchased from the Issuer 28,500 Shares and accompanying January 2024 Warrants to purchase 28,500 Shares, for a purchase price of $3.50 per Share and accompanying January 2024 Warrant, resulting in an aggregate purchase price of $99,750.  The Trust acquired such Shares from the Issuer in a registered direct offering and acquired such January 2024 Warrants from the Issuer in a concurrent private placement.  Other than the foregoing, the Trust has not effected any transactions in the Shares during the 60 days prior to the date hereof.

(d)
The Trust has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it and the Shares that it has the right to acquire upon the exercise of Warrants.  Mr. Schuler is the sole trustee of the Trust.

(e)	Not applicable.

As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 1,912,156 Shares, representing 15.4% of the Shares outstanding.  This amount includes 1,912,156 Shares held by the Trust.  This amount excludes 37,388 Shares for which Warrants are not currently exercisable due to the Beneficial Ownership Limitation.  All such securities are held by the Trust.  As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the Shares held by the Trust or acquirable by the Trust upon the exercise of Warrants.”

Page 4 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment hereby amends and supplements Item 6 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 4 and 5 above is hereby incorporated by reference in this Item 6.

January 2024 Purchase Agreement

On January 26, 2024, the Trust purchased from the Issuer 28,500 Shares in a registered direct offering and the January 2024 Warrants in a concurrent private placement.  Such purchases were effected pursuant to a Securities Purchase Agreement, dated as of January 24, 2024 (the “January 2024 Purchase Agreement”), among the Issuer, the Trust, and the other purchasers party thereto.  The January 2024 Purchase Agreement contained customary terms and conditions.

The foregoing description of the January 2024 Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form thereof filed by the Issuer as Exhibit 10.1 to the Issuer’s Form 8-K/A filed with the SEC on January 26, 2024, which exhibit is hereby incorporated herein by reference.

January 2024 Warrants

In a concurrent private placement effected pursuant to the January 2024 Purchase Agreement, on January 26, 2024 the Issuer issued to the Trust January 2024 Warrants entitling the holder thereof to purchase 28,500 Shares at an exercise price of $4.13 per Share, subject to standard adjustments as set forth therein.  The January 2024 Warrants are exercisable pursuant to the terms thereof beginning July 26, 2024 and expire five years from such date.

The foregoing description of the January 2024 Warrants does not purport to be complete and is qualified in its entirety by reference to the form thereof filed by the Issuer as Exhibit 4.2 to the Issuer’s Form 8-K/A filed with the SEC on January 26, 2024, which exhibit is hereby incorporated herein by reference.

2022 Warrant Amendment

On January 26, 2024, the Issuer and the Trust entered into a Warrant Amendment to Common Stock Purchase Warrant (the “2022 Warrant Amendment”) in respect of the 2022 Warrants, pursuant to which the 2022 Warrants have a reduced exercise price of $4.13 per Share and a new expiration date of January 26, 2029.

The foregoing description of the 2022 Warrant Amendment does not purport to be complete and is qualified in its entirety by reference to the form thereof filed by the Issuer as Exhibit 4.3 to the Issuer’s Form 8-K/A filed with the SEC on January 26, 2024, which exhibit is hereby incorporated herein by reference.”

Item 7. Materials to be Filed as Exhibits

This Amendment hereby amends and supplements Item 7 of the Prior Schedule 13D by adding the following thereto:

“There is filed herewith as Exhibit 11 the Form of Securities Purchase Agreement, dated as of January 24, 2024, incorporated by reference to the copy thereof filed as Exhibit 10.1 to the Issuer’s Form 8-K/A filed with the SEC on January 26, 2024.

There is filed herewith as Exhibit 12 the Form of Common Stock Purchase Warrant, incorporated by reference to the copy thereof filed as Exhibit 4.2 to the Issuer’s Form 8-K/A filed with the SEC on January 26, 2024.

There is filed herewith as Exhibit 13 the Form of Warrant Amendment to Common Stock Purchase Warrant, incorporated by reference to the copy thereof filed as Exhibit 4.3 to the Issuer’s Form 8-K/A filed with the SEC on January 26, 2024.”

Page 5 of 7 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  June 18, 2024
/s/ Jack W. Schuler
Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
By Jack W. Schuler, Sole Trustee

Page 6 of 7 Pages

EXHIBIT INDEX

1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated July 25, 2023*****
2.	Securities Purchase Agreement, dated as of May 8, 2013, by and among the Issuer, Jack W. Schuler and the other purchasers named therein*
3.	Stockholders Agreement, dated as of May 13, 2013, by and among the Issuer, Jack W. Schuler and the other purchasers named therein*
4.	Form of 2013 Common Stock Warrant*
5.	Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on December 24, 2014)**
6.	Form of 2014 Common Stock Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on December 24, 2014)**
7.
Securities Purchase Agreement, dated February 13, 2017, by and among the Issuer and the investors named therein (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on February 17, 2017)***

8.	Form of 2017 Common Stock Warrant (incorporated by reference to Exhibit A to the Securities Purchase Agreement filed as Exhibit 7 to this Schedule 13D)***
9.
Form of Letter Agreement, by and between the Issuer, the Trust and the other investors named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on August 28, 2017)****

10.	Securities Purchase Agreement, dated July 20, 2023*****
11.	Form of Securities Purchase Agreement, dated as of January 24, 2024
12.	Form of 2024 Common Stock Purchase Warrant
13.	Form of Warrant Amendment to 2022 Common Stock Purchase Warrant

*Filed as an Exhibit to the Schedule 13D filed on May 23, 2013

**Filed as an Exhibit to the Schedule 13D filed on December 29, 2014

***Filed as an Exhibit to the Schedule 13D filed on February 17, 2017

****Filed as an Exhibit to the Schedule 13D filed on September 5, 2017

*****Filed as an Exhibit to the Schedule 13D filed on July 26, 2024

Page 7 of 7 Pages